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DAT : 5/25/06



Investor Relations

ARLS
3-31-06

BAA plc

Financial Results for the Year Ended 31 March 2006

Tuesday 16 May 2006

Sarah Hunter
Head of Investor Relations
BAA plc, 130 Wilton Road, London SW1V 1LQ
Tel: + 44 (0)20 7932 6692
Fax: +44 (0)20 7932 6783
E-mail: sarah_hunter@baa.com
www.baa.com/investor

BAA RESULTS FOR THE YEAR ENDED 31 MARCH 2006

A YEAR OF STRONG PERFORMANCE

Underlying performance[1]:

- UK airports' passenger traffic up 2.0% to 144.6 million (2004/05:141.7 million) and Naples broadly flat at 4.6 million passengers for the year. Budapest Airport passenger traffic grew 9% to 1.6 million for the first three months of ownership.
- Revenue up 7.4% to £2,232 million (£2,078 million)
- Operating profit up 8.1% to £710 million (£657 million)
- UK airports' net retail income grew 4.8% to £616 million (£588 million) and net retail income per passenger rose 2.9% to £4.28 (£4.16)

Statutory results:

- Revenue of £2,275 million (£2,115 million)
- Operating profit £859 million (£1,031 million); excluding certain re-measurements[2] and exceptional items, operating profit £710 million (£695 million)
- Profit before tax £757 million (£915 million); excluding certain re-measurements[2] and exceptional items, profit before tax £620 million (£608 million)
- Basic earnings per share 49.3 pence (63.0 pence); excluding certain re-measurements[2] and exceptional items, adjusted basic earnings per share 40.7 pence (40.2 pence)
- Net debt £5,340 million (£3,064 million) and gearing (net debt:net assets) of 89% (54%)
- Proposed final dividend 15.25 pence (14.30 pence)

Mike Clasper, BAA's Chief Executive Officer, commented:
"We have again converted passenger growth into stronger underlying operating profit, thanks to our ability to drive retail income, our diligence in controlling costs and rising tariffs at our three London airports. This achievement is despite difficult operating conditions – the London bombings in July, the Gate Gourmet dispute in August and the slowing economy in the UK.

"These results are a reminder of BAA's core strengths that enable us to consistently generate shareholder value: a unique portfolio in a dynamic sector; strong growth of our London airports; even stronger returns from our other businesses; and a first rate management team creating value. These strengths gave us the confidence to acquire Budapest Airport, a fast growing, commercially underdeveloped airport that is a perfect

---

[1] Underlying performance reflects the exclusion in 2004/05 of the impact of the Airport Property Partnership (APP) transaction (£37 million reduction in revenue and £38 million reduction in operating profit); exclusion in 2005/06 of the impact of 3 months ownership of Budapest Airport; and exclusion from both years of net exceptional costs before certain re-measurements (2005/06: 39 million; 2004/05: £6 million) and certain re-measurements (see Note 2 below)

[2] Certain re-measurements (including those of associates and joint ventures) consist of fair value gains and losses on investment property revaluations and disposals and the gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship, together with the related tax impact of these items

fit for our management skills. In our short tenure of Budapest we have already made significant progress towards running the airport to the BAA model and integrating it within BAA's portfolio of airports.

"Looking forward, this year we are forecasting a 3.5% rise in passenger numbers and I am confident that we will convert this growth into another good financial performance. There are clear, value-creating opportunities ahead of BAA, such as our plans for Budapest, the transformation of Heathrow and a second runway at Stansted. Such opportunities, combined with a regulatory regime that is required by law to incentivise investment in airports, means that shareholders have strong reasons for confidence in the value of BAA."

Other highlights:

- On 22 December 2005, BAA completed the acquisition of a 75%, minus 1 share, equity interest in Budapest Airport, together with a 75 year asset management contract and certain assets. The total consideration was £1,352 million.

	£m
Cash consideration	1,255
Dividend paid to the Hungarian State (APV) for period to 31 December 2005	27
Deferred consideration in respect of Hungarian State 25% + 1 share equity interest put option	59
Directly attributable acquisition costs	11
Total consideration	1,352

  Budapest Airport's operating performance and the implementation of our plans to reorganise and develop the business are ahead of our expectations for the first four months of ownership and operation.

- The *Delivering Excellence* change programme is on track to realise annual benefits of £45 million from 2008/09. As anticipated, £57 million (£16 million) of related exceptional reorganisation costs were recognised in 2005/06.
- BAA invested £1,517 million in 2005/06 to build capacity and improve facilities at its airports and related businesses. £977 million of this investment was spent on Heathrow Terminal 5 which remains on budget and on schedule to open on 30 March 2008. The first phase (being the main terminal building and Satellite 1) is now nearly 80% complete.
- Excellent performance was achieved by BAA's 50% joint venture, the Airports Property Partnership (APP). Since its formation through to 31 December 2005, APP outperformed its independently-measured benchmark by 4%, with annualised returns of 26.4%. For the year to 31 March 2006, the Group's share of APP contributed a net profit of £53 million, including a £41 million fair value gain on the revaluation of the property portfolio.

A presentation and live webcast of BAA's results for analysts and institutional investors will take place at 9:30am today at Bloomberg, City Gate House, 39-45 Finsbury Square, London EC2A 1PQ.

An archived webcast, including speeches and the question and answer session, of this morning's presentation will be available this afternoon on BAA's website – www.baa.com/investor.

Pre-recorded interviews with BAA's Chief Executive Officer, Mike Clasper, and other senior Executives are available from 7.30am today on BAA's website – www.baa.com/investor.

Media enquiries: **Duncan Bonfield**
Tel +44 (0)20 7932 6831

Investor enquiries: **Sarah Hunter**
Tel +44 (0)20 7932 6692

International Financial Reporting Standards (IFRS)

Prior year results have been restated to comply with the adopted International Financial Reporting Standards.

Disclaimer

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAA plc shares.

This announcement contains certain forward-looking statements and forecasts with respect to the financial condition, results, operations and businesses of BAA plc. These forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could or may cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. These forward-looking statements and forecasts are based upon current data and historic experience which are not necessarily indicative of future outcomes or the financial performance of BAA plc and should not be considered in isolation. BAA plc assumes no responsibility to update any of the forward looking statements and forecasts contained herein.

Persons needing advice should consult an independent financial adviser authorised under the Financial Services and Markets Act 2000 if they are in the United Kingdom, or if they are outside the United Kingdom, from an appropriately authorised independent financial adviser.

Summary Statutory Results for the Year

Year ended 31 March	2006	2005	Change %
Group revenue	£2,275m	£2,115m	7.6
Operating profit	£859m	£1,031m	(16.7)
Profit before tax	£757m	£915m	(17.3)
Earnings per share[3]	49.3p	63.0p	(21.7)
Dividend per share	22.5p	21.2p	6.1
UK airports' net retail income[4]	£616m	£588m	4.8
UK airports' net retail income per passenger[5]	£4.28	£4.16	2.9
Cash generated from operations	£977m	£957m	2.1
Capital expenditure[6]	£1,517m	£1,403m	8.1
Net debt	£5,340m	£3,064m	74.3

Statutory Results

The statutory operating profit for the current and prior year includes the impact of the following four items:

(i) £39 million net **exceptional costs** before certain re-measurements (2004/05: £6 million) including:

a. £61 million (£16 million) reorganisation costs. £57 million (£16 million) relates to the UK airports' *Delivering Excellence* change programme and £4 million (£nil) relates to the reorganisation of Budapest Airport, required to deliver productivity and operational improvements;

b. £4 million (£nil) Terminal 5 operational readiness costs;

c. £15 million (£nil) accrued bid advisory costs; and

d. £41 million (£10 million) profit on the sale of property and related assets.

(ii) £43 million revenue and £43 million operating costs (excluding £4 million exceptional reorganisation costs) relating to **Budapest Airport** for the period 22 December 2005 to 31 March 2006;

(iii) £37 million revenue and £38 million operating profit, in 2004/05, in respect of activity now forming part of the **Airport Property Partnership (APP)**, a joint venture entered into with Morley Fund Management in March 2005; and

(iv) £188 million (£342 million) operating profit related to **'certain re-measurements'**[2]

---

[3] See note 9 of the attached financial statements.

[4] Defined as revenues received directly from third party retail operators, concession fee paid to UK airports by World Duty Free (WDF) and WDF's operating profit – see Note 19.

[5] Defined as net retail income divided by number of passengers (excluding helicopter passengers) – see Note 19.

[6] Capital expenditure excludes capitalised interest.

Underlying Performance

Management considers that reporting revenue and operating profit before the items listed above reflects the underlying performance of BAA's business. As such, underlying revenue and operating profit have been determined by adjusting for these items, as summarised below.

Summary of underlying performance

Year ended 31 March	**2006 £m**	**2005 £m**	**Change %**
Group revenue	2,232	2,078	7.4
Operating profit	710	657	8.1

Reconciliation of statutory results to underlying operating profit performance

Year ended 31 March	**2006 £m**	**2005 £m**	**Change %**
Revenue			
Statutory (a)	2,275	2,115	7.6
APP adjustment	-	(37)	
Budapest adjustment	(43)	-	
Underlying revenue (d)	**2,232**	**2,078**	**7.4**
Operating costs			
Statutory (b)	1,604	1,426	12.5
APP adjustment	-	1	
Net exceptional costs	(39)	(6)	
Budapest adjustment	(43)	-	
Underlying operating costs (e)	**1,522**	**1,421**	7.1
Other operating income			
Statutory (c)	188	342	
Certain re-measurements	(188)	(342)	
Underlying other operating income (f)	-	-	
Operating profit			
Statutory (a – b + c)	859	1,031	(16.7)
Underlying operating profit (d – e + f)	**710**	**657**	**8.1**

The commentary below in respect of revenue, operating costs and operating profit is based on the underlying performance of the Group. The performance of Budapest Airport has been excluded and commented on separately as the business was only owned for just over three months of the financial year. The commentary on all other aspects of the Group's results is based on the statutory financial information.

Revenue

Underlying revenue increased 7.4% to £2,232 million (£2,078 million), reflecting a 2.0% increase in terminal passengers a 7.7% rise in average aeronautical charges per passenger and a 2.9% increase in UK airports' net retail income per passenger.

An analysis of total revenue by segment and nature is provided in Note 3(d) to the information attached.

Passenger traffic growth

Passenger traffic is a key driver of revenue for an airport business.

Traffic summary - BAA airports

Year ended 31 March	**2006**	**2005**	**Change[7]**
	m	**m**	**%**
Total			
Air transport movements (000s)	1319.2	1279.9	3.1
Terminal passengers	149.2	146.3	2.0
Passengers by location			
Heathrow	67.4	67.7	(0.3)
Gatwick	32.8	32.0	2.6
Stansted	22.2	21.2	5.0
Glasgow	8.8	8.6	2.4
Edinburgh	8.5	8.0	5.6
Aberdeen	3.0	2.7	9.5
Southampton	1.9	1.5	20.1
UK passengers	**144.6**	**141.7**	**2.0**
Naples	4.6	4.6	(0.9)
Total	**149.2**	**146.3**	**2.0**

The 2.0% growth in passenger traffic was below the 3.5% growth initially forecast for the year, due primarily to the impact of the London bombings, the Gate Gourmet dispute and a slowing economy in the UK. The growth in passenger traffic was helped by the continued expansion in European scheduled services (up 3.3%) and growth in other long haul operations (up 7.3%), led by new services to India and Australia from Heathrow and to the Middle East and South Africa from Gatwick.

The overall growth in UK domestic traffic was modest (up 1.3%), with this category of travel one of the hardest hit by the impact of the short-term factors noted above. This was particularly evident at Heathrow where domestic traffic fell by 5.5%.

Charter traffic continued its declining trend, falling 10.4% during the year.

The Group's efforts to market its airports to new and existing airlines continues to drive passenger traffic. For example, new scheduled services to the US produced a 51% increase in North Atlantic traffic at Edinburgh to around 142,000 passengers. Additionally, at Stansted, the start of two new business-class services to New York towards the end of the year contributed around 26,000 passengers.

[7] These numbers have been calculated on un-rounded numbers.

Aeronautical charges income was up 9.6% to £898 million (£819 million) driven by tariff increases at the price-regulated London airports and increased passenger traffic. The average aeronautical charge per passenger for the Group rose 7.7% to £6.03 (£5.60).

Aeronautical charges summary

Year ended 31 March	**Aeronautical charges**			**Per passenger**		
	2006 (£m)	**2005 (£m)**	**Change %**	**2006[7] (£)**	**2005[7] (£)**	**Change %**
Heathrow	532	479	11.1	7.89	7.08	11.4
Gatwick	153	144	6.3	4.67	4.48	4.2
Stansted	72	62	16.1	3.26	2.95	10.5
Glasgow	45	45	-	5.09	5.18	(1.7)
Edinburgh	47	44	6.8	5.50	5.51	(0.2)
Aberdeen	19	18	9.6[7]	6.56	6.56	0.0
Southampton	13	10	28.5[7]	7.02	6.56	7.0
Naples	17	17	(2.7)[7]	3.73	3.79	(1.6)
Total airports	**898**	**819**	**9.6**	**6.03**	**5.60**	**7.7**

(7) These numbers have been calculated on un-rounded numbers.

The London airports (Heathrow, Gatwick and Stansted) are subject to economic regulation. The regulator of the three London airports, the Civil Aviation Authority (CAA), has a statutory duty to encourage BAA to invest in new facilities at these three airports in line with the interests of users of the airports (airlines and passengers). In setting the cap on aeronautical pricing, the regulator, in effect, sets a targeted return on investment at these airports. The targeted rate of return in the current regulatory price control period (2003/04 to 2007/08) is 7.75% (pre-tax real) with increases in aeronautical pricing capped at RPI + 6.5% per annum at Heathrow and at RPI + 0% at Gatwick and Stansted.

Airlines operating at Heathrow and Gatwick have been charged at the regulatory price cap and this has driven aeronautical charges income growth. Discount arrangements with airlines operating at Stansted continue to unwind and will cease in March 2007. Airlines operating at Stansted will be charged at the regulatory price cap from 1 April 2007.

Due to the continuing commitment to below inflation increases in aeronautical pricing (Edinburgh and Glasgow: RPI - 3%; Aberdeen: RPI - 1%) and the rebates offered to secure new routes (particularly new international routes), the average aeronautical charge per passenger for the Scottish airports has reduced by 0.5%. Total aeronautical charges income at the three Scottish airports has risen 3.7% to £111 million (£107 million).

---

[7] These numbers have been calculated on un-rounded numbers.

UK airports' net retail income increased 4.8% in the year to £616 million (£588 million) and net retail income per passenger grew 2.9% to £4.28 (£4.16).

Analysis of net retail income

Year ended 31 March	**2006 £m**	**2005 £m**	**Change %**
UK			
World Duty Free	152	148	2.7
Airside specialist shops	66	61	8.2
Landside shops and bookshops	49	49	-
Catering	55	49	12.2
Bureaux de change	53	45	17.8
Car parking	157	155	1.3
Car rental	20	20	-
Advertising (media sales)	35	32	9.4
Other retail	29	29	-
Total UK	**616**	**588**	**4.8**
Naples	9	8	4.6(7)
Per passenger (£)[7]			
- UK	4.28	4.16	2.9
- Naples	1.83	1.73	5.6

This strong performance, particularly notable in the second half of the year (up 5.8% on the same period last year), was driven by an ever increasing focus on the detail of the retail operations, including:

- staff availability and appropriate staffing levels at peak passenger times;
- introducing new and more appropriate brands;
- improved store layouts; and
- improved customer service levels for the passenger whilst shopping and eating at the airport.

This focus contributed to the strong growth in income from airside specialist shops and catering, as did the opening of the Heathrow Terminal 1 International Departure Lounge extension, which added a number of new shops, bars and restaurants.

Improvements in re-negotiated contractual terms generated a significant increase in bureaux de change income. WDF's performance was underpinned by good seasonal trading at Christmas, sustained into the New Year by successful promotional programmes.

[7] These numbers have been calculated on un-rounded numbers.

The Group's underlying operating costs grew 7.1% to £1,522 million (£1,421 million).

Underlying group operating costs

Year ended 31 March	**2006 £m**	**2005 £m**	**Change %**
Staff costs	535	498	(7.4)
Contract and agency costs	34	28	(21.4)
Rent and rates	110	97	(13.4)
Utilities	100	81	(23.5)
Maintenance	155	151	(2.6)
Retail cost of goods sold/other	189	174	(8.6)
Depreciation	292	285	(2.5)
Other costs	198	181	(9.4)
Capitalised costs	(91)	(74)	23.0
Group operating costs	**1,522**	**1,421**	**(7.1)**

Significant new facilities and operations coming into service in 2005/06, such as Gatwick Pier 6, Heathrow Connect and Heathrow Terminal 1 International Departure Lounge, have had a notable impact on staff costs, utilities, business rates and depreciation. Gatwick's results were particularly impacted by Pier 6 and the South Terminal arrivals extension coming in to operation, and these were significant contributors to its underlying profit being flat for the year.

Market factors, in the form of utility price inflation and business rate valuations, were also key drivers behind the £32 million (18%) increase in utilities costs, rent and rates. In total, price rises alone in these areas accounted for £12 million and £6 million respectively of the cost increases.

Staff costs rose 7.4%, primarily as a result of a 4.5% increase in pay rates (in accordance with negotiated agreements). Higher staff numbers, to support passenger growth and new operations coming into service, higher pension charges and share based payments contributed to the rise.

'Other costs' include areas such as professional consultants (e.g. architects), insurance, police, and cleaning. An increase in police costs of £6 million to £52 million was one of the most significant factors behind the £17 million (9.4%) increase in Other costs.

In addition, the Group's significant capital investment programme contributed to a rise in underlying costs (staff, utility, contract and agency, and other costs). This led to an increase of 23% to £91 million (£74 million) in capitalised operating costs.

Operating profit

Underlying operating profit grew 8.1% to £710 million (£657 million).

Performance by segment

On a segmental basis, underlying revenue and operating profit performance:

Year ended 31 March	2006		2005		Change	
	Revenue £m	Operating profit £m	Revenue £m	Operating profit £m	Revenue %	Operating Profit %
Price-regulated London airports	**1,570**	**596**	**1,452**	**541**	**8.1**	**10.2**
Heathrow[8]	1,077	447	990	400	8.8	11.8
Gatwick	326	100	310	100	5.2	-
Stansted	167	49	152	41	9.9	19.5
Scottish airports	**185**	**69**	**171**	**64**	**8.2**	**7.8**
Glasgow	77	27	73	25	5.5	8.0
Edinburgh	75	31	69	29	8.7	6.9
Aberdeen	33	11	29	10	11.2[7]	6.9[7]
Other airports	**52**	**15**	**47**	**14**	**10.6**	**7.1**
Southampton	21	9	17	7	23.6[7]	22.2[7]
Naples	31	6	30	7	-[9]	(2.4)[7]
World Duty Free	**385**	**26**	**373**	**25**	**3.2**	**4.0**
Other operations[10]	40	**4**	**35**	**13**	**14.3**	**(69.2)**
Total	**2,232**	**710**	**2,078**	**657**	**7.4**	**8.1**

Budapest Airport

BAA acquired a 75%, minus 1 share, equity interest in Budapest Airport, together with a 75 year asset management contract and certain assets, on 22 December 2005.

The income statement, balance sheet and cash flow of Budapest Airport have been consolidated into the financial statements of the Group for the period from acquisition. Passenger traffic for the first 3 months of ownership was up 9% on the comparable period. Traffic is forecast to grow from 8.2 million per annum to around 19 million by 2020. Budapest Airport contributed £7 million of EBITDA in the three months to 31 March 2006.

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[7] These numbers have been calculated on un-rounded numbers.

[8] Heathrow Express and Heathrow Connect rail services are included within the Heathrow Airport segment, having previously been disclosed as a separate segment entitled 'Rail'. The rail contribution to Heathrow's revenue and operating profit was £74 million (£69 million) and £16 million (£10 million) respectively.

[9] Naples revenue was materially flat against prior year, but due to rounding to the nearest million, these revenues are shown as £30 million (31 March 2006) and £30 million (31 March 2005).

[10] 'Other operations' include BAA Lynton, fees from the Group's international retail and airport management contracts and other commercial operations.

Since acquisition, BAA has:

- reached agreement with all six trade unions, targeting a five fold increase in labour productivity. The agreement incorporates voluntary and compulsory redundancies, a three-year pay deal, a no-strike agreement, and disposal of ground handling, mini-bus and fuelling businesses. This is ahead of schedule;
- reached agreement with the aviation regulator on a new aeronautical pricing structure to stimulate growth, which enables prices to be set below the regulatory cap in line with the business plan;
- completed route development research and implemented an airline marketing programme, with six new airlines and five new destinations expected over the summer;
- started a programme of contract renegotiations for retail and other commercial concessions; and
- put in place a commercial property strategy to seize cargo opportunities.

Management estimates the 'pro forma' results, which might have been consolidated into the Group's operating profit had the airport been acquired on 31 March 2004, as follows:

Year ended 31 March	**2006 £m**	**2005 £m**	**Change %**
Revenue	107	91	17.6
Operating costs	(78)	(64)	21.9
Operating profit	**29**	**27**	**7.4**

These estimates are derived by extracting information from unaudited management accounts, prepared under local GAAP, for the calendar years 2005 and 2004, making certain adjustments for the purpose of clarity and comparability and translating the results at average rates of 363 and 371 HUF = 1 GBP respectively. Management believes these estimates to be a reasonable approximation of the revenue and operating profit for the years to 31 March 2006 and 31 March 2005.

These 'pro forma' results exclude:

- the additional amortisation in 2005/06 in respect of the 75 year asset management contract (which has a fair value of £910 million and is being written off over the life of the agreement);
- the impact of the fuel business (for comparability purposes) purchased by Budapest Airport in December 2005 (and intended to be divested by BAA), which has contributed £17 million revenue and £1 million operating profit in the period after acquisition;
- the cost in 2005/06 and 2004/05 of writing down the carry value of the previously existing asset management contract; and
- any other changes that BAA may make to the management or structure of the business.

Exceptional items

Reorganisation costs

Delivering Excellence

From 2008/09, *Delivering Excellence* is planned to deliver annual sustainable efficiencies of £45 million, at a cost of implementation of £90 million (of which £16 million and £57 million were expensed in the years to 31 March 2005 and 31 March 2006 respectively). BAA has made good progress in the ongoing implementation, with £4 million benefit to the 2005/06 underlying operating profit.

The programme is designed to align the UK organisation to an airport-led operating model and drive improvement in customer service and operational efficiency, by bringing decision-making closer to the customer and creating a leaner and more effective management structure. Under this model, an airport is appropriately resourced, with full ownership and accountability for its profitability.

It is anticipated that the whole programme of change will be substantially complete by the end of 2007/08. At that stage the UK organisation will be leaner, better managed and more appropriately positioned to deliver excellent and consistent customer service effectively and efficiently. Supported by further innovation, the Group will continue, beyond 2007/08, to deliver improvements in business performance.

The major costs of implementing this UK-wide programme in 2005/06 are redundancy payments and related pension costs of £42 million, along with expenditure to design and implement changed organisation structures and business processes of £15 million (including £8 million internal staff and £7 million external consultant costs).

The *Delivering Excellence* programme has considerable additional benefits, related to the mitigation of potential risks. These potential risks include airline and regulatory attitudes if BAA does not take action to improve customer service and operating efficiency; increasing congestion within terminals, leading to passenger dissatisfaction and reduced retail income; declining staff morale; and Heathrow Terminal 5 opening with out-dated working practices and processes leading to inefficiencies.

Budapest reorganisation

£4 million of costs were provided as at 31 March 2006, largely in respect of staff termination costs, associated with the reorganisation of Budapest Airport. A reduction of approximately 1,500 staff has been identified as being achievable over the next two years (including reductions from business divestments).

Terminal 5 operational readiness

Terminal 5 operational readiness costs of £4 million were incurred during the year. As anticipated, there will be significant exceptional spend relating to the Terminal 5 launch in the next two years (approximately £20 million and £90 million for 2006/07 and 2007/08 respectively). These costs relate to Heathrow Airport (including IT, retail and Heathrow Express) and WDF.

Profit on sale of property and related assets

On 21 March 2006, the sale of land to allow the development of a hotel adjacent to Terminal 5 at Heathrow Airport was completed, generating exceptional trading profit in 2005/06 of £41 million.

In March 2005, the Group's sale of APP gave rise to an exceptional trading profit of £10 million on property related assets and a further exceptional profit (recognised in "certain re-measurements") of £15 million on the disposal of investment properties.

Bid advisory costs

BAA has engaged advisors to assist in its response to bid related activity. Exceptional costs accrued in respect of the advice received to 31 March 2006 (prior to receipt of the formal hostile offer from the Ferrovial Consortium) were £15 million. The total costs to the company of this ongoing situation are, at this stage of the process, uncertain but will be significantly greater than £15 million.

Certain re-measurements

Investment property valuation

The investment property valuation at 31 March 2006 resulted in a gain of £225 million. This reflects £184 million on Group properties and £41 million in respect of the Group's share of the gain on revaluation of APP's investment property portfolio. This compares to the gain of £342 million in the prior period (including £15 million exceptional profit on disposal of investment properties as part of the APP transaction).

Derivatives

Financial derivatives have given rise to a net fair value loss of £49 million compared with a loss (excluding joint ventures and associates) of £28 million in the comparative period. This loss is largely in respect of £1.05 billion forward starting interest rate swaps held at 31 March 2006, and a further £500 million held during the period 1 April 2005 to 15 February 2006. The loss is a consequence of the fall in long term interest rates between 1 April 2005 and 31 March 2006 from 4.99% to 4.73%.

Share of profit of associates and joint ventures (net of interest and tax and after certain re-measurements)

The Group's share of operating profit (before interest and tax and after certain re-measurements) of its associates and joint ventures was £83 million (£18 million), of which APP contributed £62 million (£nil). The Group's share of operating profit (before interest and tax) of its Australian interests grew 16.7% to £21 million (£18 million), as Melbourne and Perth airports continued benefit from continued passenger growth.

The share of net profit (after interest and tax and after certain re-measurements) from associates and joint ventures increased £56 million to £60 million. This was largely due to the Group's 50% interest in APP and related share of the investment property revaluation gain.

The Group's net finance costs before certain re-measurements were £109 million (£92 million), after capitalised interest of £151 million (£127 million). Capitalised interest reflects the Group's ongoing capital investment programme and related assets under construction, particularly Terminal 5.

The net finance charge includes £19 million in respect of financing costs during the period from 22 December 2005 to 31 March 2006, relating to the funding of the £1.3 billion cash consideration for the acquisition of Budapest Airport.

Taxation

The total tax charge for the year was £225 million (£242 million).

The current corporation tax charge, based on profit (before tax and certain re-measurements but after exceptional items) of £581 million (£602 million) was £75 million (£176 million). This is less than that implied by the UK statutory rate of 30% primarily because the Group benefits from capital allowances exceeding depreciation and receives tax relief on capitalised interest. The scale of capital investment in recent years has caused the corporation tax charge to fall, and this is matched by a commensurate increase in deferred tax. This effect is expected to continue as a result of the Group's capital investment programme.

As well as the deferred tax charge for temporary differences associated with capital investment, the current year's deferred tax charge of £158 million (£65 million) includes £51 million recognised within certain re-measurements. This £51 million comprises a deferred tax charge of £66 million arising from the gains on investment property revaluations and a deferred tax credit of £15 million arising from the losses on derivative financial instruments.

Earnings per share

Basic earnings per share, after certain re-measurements and exceptional items, were 49.3 pence (63.0 pence). Adjusted basic earnings per share, before certain re-measurements and exceptional items, were 40.7 pence (40.2 pence).

Dividend

The recommended final dividend for the year is 15.25 pence (14.3 pence) per share, bringing the total dividend for the year to 22.5 pence (21.2 pence) per share, an overall increase of 6.1%.

Cash flow

Cash generated from operations was £977 million (£957 million). After tax, dividends received and net interest paid, net cash from operating activities was £682 million (£681 million). The minimal increase primarily reflects an increase in net finance cost of £39 million and the loss of cash inflow from the rentals on properties included in the APP transaction (£38 million), offset by an increase of £17 million in dividends received (primarily from APP). The Group's capital investment programme resulted in £1,485 million (£1,429 million) of cash expenditure in the year.

Balance sheet

At 31 March 2006 the Group had net assets of £5,992 million (31 March 2005: £5,632 million) and gearing (net debt over net assets) had increased to 89% from 54%.

Capital investment programme

Group capital expenditure, excluding capitalised interest and reflected in the balance sheet, was £1,517 million in 2005/06 (£1,403 million).

Transforming Heathrow

BAA is developing and implementing investment plans to transform the operations and passenger experience at Heathrow over the coming years, with Terminal 5 and Heathrow East being the most significant projects. At Heathrow this year, £977 million (£773 million) was invested in the development of Terminal 5 and £298 million (£360 million) was invested in the development of the existing four terminals and airfield.

Around the airport, developments such as segregation projects in Terminal 3 and a new multi-storey car park, as well as significant development to enable the operation of A380 planes, have been the focus.

At Terminal 5, phase 1, which incorporates the main terminal building and satellite 1, is now nearly 80% complete. The project continues to make good progress and the development remains on budget and on schedule to open on 30 March 2008, with phase 2 (satellite 2) due to be completed by 2011/12.

Key areas of progress on Terminal 5 over the period included:

- "topping out" of the main terminal building on 1 September 2005;
- handover of the T5 visual control tower to NATS, ahead of the regulatory milestone;
- opening of the M25 spur road (for construction traffic only) to improve access to Terminal 5;
- completion of Terminal 5's façade, totalling 30,000 square metres of glass; and
- installation of the baggage handling system, now over 75% complete, and commencement of commissioning.

Prior to the opening of Terminal 5, operational readiness costs will be incurred to prepare Heathrow to operate across the extended campus. These will be treated as exceptional items, in accordance with the Group's accounting policy. In 2005/06, £4 million of these costs were incurred. In 2006/07 and 2007/08, it is estimated that a further £20 million and £90 million will be charged (respectively).

As part of the on-going constructive engagement with airlines, consultation was undertaken in respect of Heathrow's terminal occupancy post Terminal 5 opening. The proposals arising from this consultation resulted in plans to co-locate airlines with their alliance partners across Terminals 1, 3 and 4 post March 2008. Given the consequent significant reduction in passenger throughput anticipated at Terminal 2, it will no longer be a viable operation.

This presents BAA with an opportunity to transform the Central Terminal Area at Heathrow and, in November 2005, BAA announced the intention to develop plans and assess the viability of re-developing the site of Terminal 2 and the Queens Building for a new terminal complex, called Heathrow East. The possibility of developing Heathrow East is still under investigation and, if viable and planning consent is granted, the Terminal 2 buildings will be demolished. Alternative strategies for Terminal 2, should Heathrow East not gain planning consent or, if BAA does not receive the appropriate regulatory settlement, are currently being considered. However, it will be mothballed in 2008/09.

The net book value of the building and related assets will be written off over the next three financial years, resulting in an additional exceptional depreciation charge of approximately £20 million per annum.

In 2008/09, the first full year of operation of Terminal 5, operating costs for Heathrow are expected to increase by around £320 million (net of the costs saved from mothballing Terminal 2). This includes depreciation of around £195 million, in respect of Terminal 5 and the final year of additional accelerated depreciation related to Terminal 2 of £20 million, an increase in staff and other costs relating to terminal operations, as well as cost increases related to retail operations and Heathrow Express. In addition, the net finance cost will increase by approximately £200 million per annum as Terminal 5 related finance costs will no longer be capitalised.

Other airports

At Gatwick, major elements within its £85 million capital investment in 2005/06 included the completion and opening of Pier 6 and the South Terminal arrivals extension.

At Stansted, £66 million of capital investment in 2005/06 included £38 million in respect of Stansted Generation 2. This expenditure includes planning development costs and costs of schemes to compensate local residents for certain of the impacts of BAA's proposals.

Regulated asset base

BAA's regulated asset base (RAB) is estimated to be £10.0 billion as at 31 March 2006 (£8.6 billion).

Financing

Gross debt at 31 March 2006 was £6,239 million (£4,274 million), reflecting the recent multi-tranche £1,940 million bond issue, consisting of €1 billion 3.875% bonds due 2012, €750 million 4.5% bonds due 2018 and £750 million 5.125% bonds due 2023. This issuance, which was settled on 15 February 2006, refinanced the acquisition of Budapest Airport and provided financial resources for the Group's ongoing capital investment programme.

At 31 March 2006, net debt had increased to £5,340 million (£3,064 million).

At 31 March 2006, the Group had outstanding forward starting interest rate swaps against future bond issues of £1.05 billion, cross currency swaps totalling £1.70 billion (in respect of €1 billion 2012, €750 million 2014 and €750 million 2018 bonds) and a £200 million fixed to floating interest rate swap maturing in 2012. The mark to market valuation of these derivatives at 31 March 2006 implied a liability of £43 million (compared to a £17 million liability on derivatives outstanding at 31 March 2005).

Pensions

At 31 March 2006, under International Accounting Standards 19 – Employee Benefits, BAA had a deficit of assets over future liabilities of £154 million. This comprised £130 million in relation to the BAA pension scheme and £24 million relating to other retirement benefits. This compares with a deficit of £204 million at 31 March 2005, comprising £182 million in relation to the BAA pension scheme and £22 million relating to other retirement benefits .

The BAA pension scheme assets grew by £398 million to £2,066 million (£1,668 million), reflecting strong growth in the value of the scheme's equity investments. The growth of the scheme's liabilities of £346 million to £2,196 million (£1,850 million) was driven by a decline in the discount rate used to assess the present value of future liabilities (from 5.4% to 5.0%).

The next triennial actuarial valuation of the scheme is due in September 2007.

Outlook for 2006/07

BAA's passenger traffic is expected to grow by 3.5% in 2006/07, returning to more normal levels of growth.

Whilst no significant new retail or commercial space is expected to come into operation in 2006/07, BAA will continue to drive its retail operations.

Underlying operating costs are expected to grow as a result of continued increases in utilities costs (approximately 20-25%), and increases in the basic pay rates of staff. The ongoing realisation of benefits from *Delivering Excellence* and from the reorganisation of Budapest Airport will help to keep the overall increase in operating costs to a minimum.

Exceptional cost items forecast for 2006/07 include:

- Terminal 5 operational readiness costs of around £20 million;
- accelerated depreciation, associated with the planned Heathrow Terminal 2 closure in 2008/09, of around £20 million;
- remaining costs associated with *Delivering Excellence*; and
- further bid related advisory costs.

Mike Clasper, BAA's Chief Executive Officer, commented:
"Looking forward, this year we are forecasting a 3.5% rise in passenger numbers and I am confident that we will convert this growth into another good financial performance. There are clear, value-creating opportunities ahead of BAA, such as our plans for Budapest, the transformation of Heathrow and a second runway at Stansted. Such opportunities, combined with a regulatory regime that is required by law to incentivise investment in airports, means that shareholders have strong reasons for confidence in the value of BAA."

BAA plc CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 MARCH 2006

Consolidated Income Statement

Year ended 31 March			2006			2005
	Before certain re-measurements[1] £m	Certain re-measurements[1] £m	Total £m	Before certain re-measurements[1] £m	Certain re-measurements[1] £m	Total £m
Continuing operations						
Revenue	2,275	-	2,275	2,115	-	2,115
Operating costs	(1,604)	-	(1,604)	(1,426)	-	(1,426)
Other operating income						
Fair value gains on investment properties	-	184	184	-	342	342
Fair value gains on derivative financial instruments	-	4	4	-	-	-
Operating profit	671	188	859	689	342	1,031
Analysed as:						
Operating profit before exceptional items	710	188	898	695	327	1,022
Exceptional items	(39)	-	(39)	(6)	15	9
	671	188	859	689	342	1,031
Share of profit of associates and joint ventures (net of interest and tax)	19	41	60	5	(1)	4
Financing						
Finance income	44	-	44	47	-	47
Finance costs	(153)	-	(153)	(139)	-	(139)
Fair value losses on derivative financial instruments	-	(53)	(53)	-	(28)	(28)
Profit before tax	581	176	757	602	313	915
Taxation	(174)	(51)	(225)	(175)	(67)	(242)
Profit for the year from continuing operations	407	125	532	427	246	673
Attributable to:						
Equity holders of the parent	406	125	531	426	246	672
Minority interest	1	-	1	1	-	1
Proposed final dividend for the year			165			154
Dividends paid in the year			232			215
Earnings per share						
Basic			49.3p			63.0p
Diluted			46.9p			59.2p

[1] Certain re-measurements (including those of associates and joint ventures) consist of fair value gains and losses on investment property revaluations and disposals and the gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship, together with the related tax impact of these items.

Consolidated Statement of Recognised Income and Expense

Year ended 31 March	2006 £m	2005 £m
Available-for-sale investments		
Gain taken to equity	**2**	2
Cash flow hedges		
(Loss)/gains taken to equity	**(2)**	11
Transferred to income statement	**(33)**	(2)
Actuarial gain/(loss)	**72**	(8)
Currency translation on foreign operations	**(41)**	-
Deferred tax (charge)/credit on items transferred directly to equity	**(12)**	3
Current tax credit on items transferred to equity	**2**	-
Deferred tax taken directly to equity (share-based payments)	**13**	2
Net income recognised directly in equity	**1**	8
Profit for the year from continuing operations	**532**	673
Total recognised income and expense for the year	**533**	681
Attributable to		
Equity holders of the parent	**532**	680
Minority interest	**1**	1

Consolidated Balance Sheet

As at 31 March	2006 £m	2005 £m
ASSETS		
Non-current assets		
Property, plant and equipment	**9,565**	7,951
Investment properties	**2,994**	2,688
Intangible assets	**1,041**	89
Investment in associates	**10**	9
Investment in joint ventures	**248**	208
Available-for-sale investments	**74**	68
Derivative financial instruments	**40**	35
Trade and other receivables	**8**	8
	13,980	11,056
Current assets		
Inventories	**30**	25
Trade and other receivables	**289**	254
Derivative financial instruments	**7**	1
Held-to-maturity financial assets	**412**	217
Cash and short-term deposits	**487**	993
	1,225	1,490
Total assets	**15,205**	12,546
LIABILITIES		
Non-current liabilities		
Borrowings	**(5,956)**	(4,100)
Derivative financial instruments	**(14)**	(7)
Deferred income tax liabilities	**(1,629)**	(1,444)
Retirement benefit obligations	**(154)**	(204)
Provisions	**(107)**	(106)
Trade and other payables	**(83)**	(20)
	(7,943)	(5,881)
Current liabilities		
Borrowings	**(283)**	(174)
Derivative financial instruments	**(69)**	(48)
Provisions	**(63)**	(31)
Current income tax liabilities	**(152)**	(178)
Trade and other payables	**(703)**	(602)
	(1,270)	(1,033)
Total liabilities	**(9,213)**	(6,914)
Net assets	**5,992**	5,632
EQUITY		
Capital and reserves		
Ordinary shares	**1,080**	1,076
Share premium	**245**	228
Own shares held	**(4)**	(29)
Revaluation reserve	**388**	389
Fair value and other reserves	**30**	95
Retained earnings	**4,243**	3,864
Total shareholders' equity	**5,982**	5,623
Minority interest in equity	**10**	9
Total equity	**5,992**	5,632

Consolidated Cash Flow Statement

Year ended 31 March	2006 £m	2005 £m
Operating activities		
Cash generated from operations	**977**	957
Dividends received	**18**	1
Interest paid	**(255)**	(225)
Interest received	**35**	44
Income taxes paid	**(93)**	(96)
Net cash from operating activities	**682**	681
Investing activities		
Purchase of:		
Property, plant and equipment	**(1,431)**	(1,387)
Investment property	**(27)**	(27)
Intangible assets	**(27)**	(15)
Sale of held-for-trading financial assets	**-**	10
Purchase of held-to-maturity financial assets	**(1,551)**	(1,188)
Proceeds from held-to-maturity financial assets on maturity	**1,356**	1,149
Cash placed on deposits over three months	**(100)**	(230)
Cash returned from deposits over three months	**60**	382
Net cash returned/(placed) on short-term deposit	**556**	(526)
Loans made to associates and joint ventures	**-**	(9)
Loan repayments received from associates and joint ventures	**1**	5
Proceeds from sale of:		
Investment property	**1**	60
Property, plant and equipment	**73**	23
Joint venture	**2**	-
Purchase of available-for-sale investments	**(1)**	-
Proceeds from sale of Airport Property Partnership	**-**	537
Acquisition of subsidiary (net of cash and cash equivalents)	**(1,281)**	-
Net cash used in investing activities	**(2,369)**	(1,216)
Financing activities		
Proceeds from issue of ordinary shares	**21**	20
Proceeds from borrowings	**3,330**	666
Repayment of borrowings	**(1,413)**	(36)
Repayment of forward starting interest rate swaps	**(28)**	-
Proceeds from sale of own shares	**18**	16
Dividends paid to shareholders	**(231)**	(214)
Net cash from financing activities	**1,697**	452
Net increase/(decrease) in cash and cash equivalents	**10**	(83)
Cash and cash equivalents at beginning of year	**427**	510
Cash and cash equivalents at end of year	**437**	427

For the purposes of the cash flow statement, cash and cash equivalents comprise cash at bank, cash in hand and short-term deposits with an original maturity of three months or less held for the purpose of meeting short-term cash commitments.

1. Basis of preparation

This statement contains the audited condensed consolidated financial statements of BAA plc for the year ended 31 March 2006.

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and those parts of the Companies Act, 1985 applicable to companies reporting under IFRS.

Prior to 1 April 2005, BAA plc prepared its financial statements under UK Generally Accepted Accounting Principles (UK GAAP). From 1 April 2005, the Group is required to prepare its annual consolidated financial statements in accordance with IFRS, as endorsed by the European Union (EU) and implemented in the UK.

On 15 March 2005 and 16 June 2005, BAA published information that provided details of the impact of IFRS on the transition balance sheet at 1 April 2004, the income and cash flow statements and the relevant balance sheets for the six months to 30 September 2004 and for the year to 31 March 2005 respectively. These statements were neither audited nor reviewed. The comparative IFRS statement for 31 March 2005 (as presented on 16 June 2005) is included within the financial statements, with certain adjustments. The adjustments are due to further refinements, interpretations and guidance that have developed since June 2005.

The announcements on 15 March 2005 and 16 June 2005 contain the reconciliations required by IFRS 1 'First Time Adoption of International Financial Reporting Standards'. These reconciliations are included within the audited financial statements for the year ended 31 March 2006, as amended for further refinements since 16 June 2005. The announcements also contain details of the key accounting policies that have changed as a consequence of the adoption of IFRS. Since these announcements were made, the accounting policies have been expanded. Details can be found in Appendix A to this announcement on page 37.

These announcements, and a full set of our IFRS accounting policies, updated for changes since 16 June 2005, can be found on BAA's website at www.baa.com/IFRS. The directors have applied those policies in the preparation of the financial statements for the year ended 31 March 2006.

The financial statements were approved by the directors on 15 May 2006.

2. Statutory Group financial statements

The financial information presented does not constitute the statutory financial statements for the years ended 31 March 2006 or 2005 as defined in Section 240 of the Companies Act 1985. The financial information for the year ended 31 March 2006 and the comparative information have been extracted from the audited financial statements for the year ended 31 March 2006 prepared under IFRS, which have not yet been delivered to the Registrar of Companies.

The comparative information in respect of the year ended 31 March 2005 has been restated as a result of the adoption of IFRS, described above. The report of the auditors on the statutory accounts for the year ended 31 *March 2006 was* unqualified and did not contain a statement under section 237 of the Companies Act 1985.

3. Segment information

The Group's primary reporting format is business segments. The operating businesses are primarily the individual airports, which are organised and managed separately.

The secondary format is geographical segments based on the location of the business assets and operations.

The 'Other airports' business segment includes Southampton, Naples and Budapest airports. The results for the current year include three months post-acquisition contribution for Budapest Airport.

The 'Other operations' business segment consists of corporate activities (including certain consolidation adjustments that are held at corporate level), BAA Lynton, the net income from international management contracts and other commercial operations.

Inter-segmental transactions are considered immaterial and are not analysed separately.

The following tables present details of revenue, operating profit, profit before tax and certain asset and liability information in respect of the business and geographic segments for the years ended 31 March 2006 and 31 March 2005.

All information relates to continuing operations.

(a) Business segments

	2006				2005			
		Operating profit[1]				Operating profit[1]		
	Revenue £m	Before certain re-measurements[2] £m	Certain re-measurements[2] £m	Total £m	Revenue £m	Before certain re-measurements[2] £m	Certain re-measurements[2] £m	Total £m
Price-regulated London airports	1,570	549	143	692	1,475	556	251	807
Heathrow[3]	1,077	421	45	466	1,005	410	125	535
Gatwick	326	82	29	111	314	102	74	176
Stansted	167	46	69	115	156	44	52	96
Scottish airports	185	67	27	94	171	60	44	104
Other airports	95	11	10	21	47	14	8	22
World Duty Free	385	26	-	26	373	25	-	25
Other operations	40	18	8	26	49	34	39	73
Total	2,275	671	188	859	2,115	689	342	1,031
Share of profit of associates and joint ventures (net of interest and taxation)		19	41	60		5	(1)	4
Airport Property Partnership		12	41	53		-	-	-
Other airport interests		7	-	7		5	(1)	4
Unallocated financing income and expenses								
Finance income				44				47
Finance costs				(153)				(139)
Fair value losses on derivative financial instruments				(53)				(28)
Profit before tax				757				915
Taxation				(225)				(242)
Profit for the year from continuing operations				532				673

[1] After exceptional items

[2] Certain re-measurements (including those of associates and joint ventures) consist of fair value gains and losses on investment property revaluations and disposals and the gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship, together with the related tax impact of these items.

[3] Includes Heathrow rail related activities (Heathrow Express and Heathrow Connect).

(b) Business segments continued

	2006				2005			
	Assets £m	Liabilities £m	Capital expenditure £m	Depreciation and amortisation £m	Assets £m	Liabilities £m	Capital expenditure £m	Depreciation and amortisation £m
Price-regulated London airports	11,499	(562)	1,430	247	10,046	(575)	1,316	240
Heathrow	8,540	(436)	1,280[1]	167[2]	7,263	(472)	1,133[1]	166[2]
Gatwick	1,647	(84)	84	51	1,575	(66)	131	46
Stansted	1,312	(42)	66	29	1,208	(37)	52	28
Scottish airports	794	(36)	46	19	740	(29)	57	17
Other airports	1,514	(140)	19	13[2]	144	(29)	13	6
World Duty Free	49	(37)	8	10	50	(35)	9	12
Other operations	63	(120)	14	10	28	(49)	8	10
Total	13,919	(895)	1,517	299	11,008	(717)	1,403	285
Investment in equity accounted associates and joint ventures	258	-	-	-	217	-	-	-
Airport Property Partnership	224				184			
Other airport interests	34				33			
Total operations	14,177	(895)	1,517	299	11,225	(717)	1,403	285
Unallocated assets and liabilities								
Cash, borrowings and available-for-sale investments	973	(6,239)			1,278	(4,274)		
Derivative financial instruments	47	(83)			36	(55)		
Retirement benefit obligations	-	(154)			-	(204)		
Taxation	-	(1,781)			-	(1,622)		
Interest	8	(61)			7	(42)		
Group	15,205	(9,213)	1,517	299	12,546	(6,914)	1,403	285

[1] Includes capital expenditure of £27 million (2005: £15 million) relating to intangible assets.

[2] Includes amortisation charge of £25 million (2005: £19 million) relating to intangible assets.

(c) Geographical segments

	2006			2005		
	Revenue £m	Capital expenditure £m	Segment assets £m	Revenue £m	Capital expenditure £m	Segment assets £m
UK						
Airports	1,776	1,482	12,396	1,663	1,379	10,873
Other operations and World Duty Free	394	18	80	393	17	59
Total	2,170	1,500	12,476	2,056	1,396	10,932
International						
Airports - Europe	74	13	1,411	30	7	57
Other operations - Rest of World	31	4	32	29	-	19
Total	105	17	1,443	59	7	76
Total operations	2,275	1,517	13,919	2,115	1,403	11,008
Investment in equity accounted associates and joint ventures						
UK			226			186
Rest of World			32			31
Total			258			217
Unallocated assets			1,028			1,321
Group			15,205			12,546

(d) Business and geographical segments

Revenue	2006 Retail £m	2006 Airport and other traffic charges £m	2006 Property and operational facilities £m	2006 Other £m	2006 Total £m	2005 Retail £m	2005 Airport and other traffic charges £m	2005 Property and operational facilities £m	2005 Other £m	2005 Total £m
Price-regulated London airports	427	769	257	117	1,570	404	694	270	107	1,475
Heathrow	241	540	189	107	1,077	230	485	193	97	1,005
Gatwick	113	156	51	6	326	108	146	54	6	314
Stansted	73	73	17	4	167	66	63	23	4	156
Other UK airports	50	124	24	8	206	44	117	21	6	188
Glasgow	20	45	9	3	77	18	45	8	2	73
Edinburgh	19	47	7	2	75	16	44	7	2	69
Aberdeen	6	19	6	2	33	5	18	5	1	29
Southampton	5	13	2	1	21	5	10	1	1	17
Other UK businesses	385	-	-	9	394	373	-	17	3	393
World Duty Free	385	-	-	-	385	373	-	-	-	373
BAA Lynton	-	-	-	7	7	-	-	17	1	18
Other	-	-	-	2	2	-	-	-	2	2
Total UK	862	893	281	134	2,170	821	811	308	116	2,056
International airports										
Naples	9	17	5	-	31	8	17	5	-	30
Budapest	3	14	4	22	43	-	-	-	-	-
Total Europe	12	31	9	22	74	8	17	5	-	30
Rest of World	18	-	-	13	31	18	-	-	11	29
Group	892	924	290	169	2,275	847	828	313	127	2,115

4. Certain re-measurements

	2006 £m	2005 £m
Fair value gains on investment properties	**184**	342
Fair value gains and losses on derivative financial instruments		
Electricity contract	**5**	1
Foreign currency contracts	**(1)**	(1)
Certain re-measurements included in operating profit	**188**	342
Fair value losses on derivative financial instruments		
Cross currency and fixed to floating interest rate swaps	**(3)**	(3)
Forward starting interest rate swaps	**(50)**	(20)
Loss on embedded derivative - convertible bond	**-**	(5)
Certain re-measurements included in finance charges	**(53)**	(28)
Share of fair value gains/(losses) in joint ventures	**41**	(1)
Certain re-measurements before taxation	**176**	313

5. Exceptional items

	2006 £m	2005 £m
Operating items		
Reorganisation costs		
Pensions	(16)	(3)
Other staff related costs (including severance and redundancy)	(38)	(9)
General expenses (including programme design and implementation)	(7)	(4)
	(61)	(16)
Terminal 5 operational readiness costs	(4)	-
Bid advisory costs	(15)	-
Profit on sale of property and related assets		
Heathrow Land	41	-
Airport Property Partnership		
Other property related assets	-	10
Investment properties	-	15
	22	25
Total exceptional items before income tax	(39)	9
Tax credit on exceptional items	7	17
Total exceptional items	(32)	26

In the current year, the notable exceptional items are:

Reorganisation costs

The major costs of implementing the UK-wide *Delivering Excellence* reorganisation programme are redundancy payments and related pension costs, along with expenditure to design and implement changed organisation structures and business processes. The total costs of the programme are expected to be £90 million, delivering planned annual sustained benefits of £45 million.

During the year, a £57 million (2005: £16 million) pre-tax exceptional charge was recognised in respect of the *Delivering Excellence* programme. This included £42 million in relation to severance and pension abatement and £15 million related to programme design and implementation (£8 million internal staff and £7 million external consultant costs). Of this amount £41 million has been carried forward as a provision as at 31 March 2006.

Also included in the current year reorganisation charge is £4 million relating to the reorganisation of Budapest Airport, which is progressing ahead of schedule. This cost is not included in the £90 million *Delivering Excellence* estimated cost.

Bid advisory costs

On 8 February 2006, Grupo Ferrovial S.A announced that it was considering making a cash offer (with partners) to acquire BAA. The Group engaged advisors to assist the Board in responding to this potential approach (and from any other potential bidder). Exceptional costs in respect of advice received to 31 March 2006 amounted to £15 million. Subsequent to 31 March, the Ferrovial Consortium announced its formal hostile offer for BAA. In addition, BAA announced on 16 April 2006 that it had been approached by Goldman Sachs and partners in respect of a highly conditional potential offer. The total advisory costs to be incurred in relation to the existing Ferrovial Consortium offer or any other potential offer cannot be determined at this stage, however, it will be significantly greater than £15 million.

Profit on sale of property and related assets

On 21 March 2006, the sale of land to allow the development of a hotel adjacent to Terminal 5 at Heathrow Airport was completed. The sale generated cash proceeds of £60 million for the Group and an exceptional profit of £41 million.

6. Net finance costs (excluding certain re-measurements)

	2006 £m	2005 £m
Finance income		
Interest on bank deposits and commercial paper	**44**	47
Finance costs		
Interest on bank loans	**(247)[1]**	(213)
Convertible loan notes		
Interest payable	**(29)**	(26)
Accretion of debt liability	**(21)**	(20)
Unwinding of discount on Terminal 5 land purchase provision	**(7)**	(7)
Total borrowing costs	**(304)**	(266)
Less: capitalised borrowing costs	**151**	127
	(153)	(139)
Net finance costs	**(109)[1]**	(92)

[1] This includes £19 million in relation to interest paid for the period 22 December 2005 to 31 March 2006 on financing of £1.3 billion *obtained to fund the acquisition of Budapest Airport Zrt.*

Borrowing costs included in the cost of qualifying assets are calculated by applying an average capitalisation rate of 5.26% (2005: 4.60%) to expenditure incurred on such assets.

7. Taxation

	2006 £m	2005 £m
UK corporation tax		
Current at 30% (2005: 30%)	**69**	172
Over provision in respect of prior years	**(5)**	(5)
Deferred		
Current year	**158**	65
Prior year	**(1)**	6
Overseas tax		
Current	**6**	4
Deferred	**(2)**	-
	225	242
Profit before tax	**757**	915
Taxation attributable to associates	**3**	3
Accounting profit before tax	**760**	918

The Group's share of tax arising on the profit of Airport Property Partnership (APP) is reflected as part of the Group tax charge.

The tax on the Group's profit before tax differs from the theoretical amount that would arise by applying the UK statutory tax rate to the accounting profits of the Group:

	2006 £m	2005 £m
Reconciliation of the tax charge		
Tax calculated at the UK statutory rate of 30% (2005: 30%)	**228**	275
Adjustments in respect of current income tax of previous years	**(5)**	(5)
Taxation attributable to associates	**(3)**	(3)
Expenses not deductible for tax purposes	**6**	(2)
Adjustments in respect of deferred income tax of previous years	**(1)**	6
Benefit of retaining capital allowances associated with property assets sold (APP)	**-**	(29)
	225	242

The average effective tax rate was 30% (2005: 26%). The effective tax rate for 2005 was reduced by the retention of capital allowances associated with property assets sold in the year.

The current corporation tax charge before certain re-measurements is less than that implied by the UK statutory rate of 30% primarily because the Group benefits from capital allowances exceeding depreciation and receives tax relief on capitalised interest.

8. Dividends

	2006 £m	2005 £m
Equity dividends declared and paid during the year:		
Final dividend for the year ended 31 March 2005/ 31 March 2004 of 14.3p (2005: 13.4p) per share	**154**	142
Interim dividend for the year ended 31 March 2006 of 7.25p (2005: 6.9p) per share	**78**	73
	232	215
Proposed final equity dividend (for approval at the AGM)		
Proposed final dividend for the year ended 31 March 2006 of 15.25p (2005: 14.3p) per share	**165**	154

The directors have declared a final dividend of 15.25p per share (2005: 14.3p per share) payable on 11 August 2006 to shareholders on the register at 9 June 2006, subject to approval by shareholders at the AGM. This dividend is not reflected in these financial statements as it does not represent a liability at 31 March 2006.

9. Earnings per share

	2006 £m	2005 £m
Profit for the year before exceptional items and certain re-measurements[1]	**438**	428
Exceptional items (net of taxation)	**(32)**	(2)
Profit for the year before certain remeasurements[1]	**406**	426
Certain remeasurements[1] (net of taxation)	**125**	246
Profit attributable to equity holders of the parent[2]	**531**	672
Interest and costs on convertible bonds (net of taxation)	**35**	36
Diluted earnings	**566**	708
	million	million
Average number of shares in issue	**1,076**	1,066
Share schemes	**4**	2
Conversion of 2.94% bonds due 2008	**53**	53
Conversion of 2.625% bonds due 2009	**74**	74
Diluted average number of shares in issue	**1,207**	1,195
	pence	pence
Basic earnings per share[2]	**49.3**	63.0
Diluted earnings per share	**46.9**	59.2
Adjusted basic[3]		
Earnings per share – before exceptional items and before certain remeasurements[1]	**40.7**	40.2
Earnings per share – after exceptional items and before certain remeasurements[1]	**37.7**	40.0

[1] Certain re-measurements (including those of associates and joint ventures) consist of fair value gains and losses on investment property revaluations and disposals and the gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship, together with the related tax impact of these items.

[2] Basic earnings per share are calculated on profit attributable to equity holders of the parent.

[3] Adjusted basic earnings per share are reflected both before and after the impact of exceptional items and before certain re-measurements.

10. Property, plant and equipment

Assets in the course of construction of £3,787 million (2005: £2,810 million) (excluding capitalised borrowing costs and the unwinding of the discount on the purchase of the Thames Water land) include £3,348 million (2005: £2,372 million) in respect of Terminal 5 at Heathrow Airport. This includes £179 million (2005: £179 million) for the acquisition of land for the construction of Terminal 5. The operational assets employed by the vendor of this land have been relocated and the acquisition cost represents the present value of the estimated deferred payments to be made over 35 years (from the date of acquisition) to the vendor in compensation for relocation.

Assets in the course of construction also include £68 million (2005: £29 million) in respect of the development of a second runway and related infrastructure at Stansted Airport. The costs consist of £33 million (2005: £13 million) incurred in respect of the initial planning application preparation and £56 million (2005: £16 million) in respect of the purchase of domestic properties that fall within the expanded airport boundary. This includes a provision of £3 million for the additional 10% payable under the Home Value Guarantee Scheme (HVGS) once planning permission has been obtained.

11. Cash, short-term deposits and net debt

a) Cash and short-term deposits

	2006 £m	2005 £m
Cash at bank and in hand	**153**	167
Short-term deposits	**334**	826
	487	993

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates.

Short-term deposits of £334 million (2005: £826 million) had an average term-to-maturity of two months (2005: two months) and an effective interest rate of 4.49% (2005: 4.85%). They include an amount of £50 million (2005: £566 million) net cash placed on deposit for hedging purposes and which does not meet the definition of cash and cash equivalents in the consolidated cash flow statement.

Cash at bank and in hand is subject to cash flow interest rate risk and short-term deposits are subject to fair value interest rate risk.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash at bank, cash in hand and short-term deposits with an original maturity of three months or less, held for the purpose of meeting short-term cash commitments, and comprise the following:

	2006 £m	2005 £m
Cash at bank and in hand	**153**	167
Short-term deposits	**284**	260
	437	427

b) Analysis of net debt

	2005 £m	Cash flow £m	Other non cash £m	2006 £m
Cash at bank and in hand	167	(14)	-	**153**
Short-term deposits	826	(492)	-	**334**
Held-to-maturity financial assets	217	195	-	**412**
Borrowings due within one year	(174)	102	(211)	**(283)**
Borrowings due after more than one year	(4,100)	(2,020)	164	**(5,956)**
	(3,064)	(2,229)	(47)	**(5,340)**

12. Borrowings

	Effective interest rate	2006 £m	2005 £m
Current			
Unsecured			
BAA plc bonds:			
7.875% £200 million due 2007	8.04%	**200**	-
Bank loans	Various	**83**	174
Total current		**283**	174
Non-current			
Secured debenture due 2017	10.25%	**30**	30
Unsecured			
BAA plc bonds:			
7.875% £200 million due 2007	8.04%	**-**	199
3.875% €1 billion due 2012	4.01%	**693**	-
5.75% £400 million due 2013	5.98%	**397**	397
4.5% €750 million due 2014	4.51%	**525**	516
11.75% £300 million due 2016	11.16%	**311**	311
4.5% €750 million due 2018	4.59%	**519**	-
8.5% £250 million due 2021	8.64%	**247**	247
5.125% £750 million due 2023	5.27%	**738**	-
6.375% £200 million due 2028	6.50%	**197**	197
5.75% £900 million due 2031	5.85%	**903**	900
Bank loans	Various	**563**	496
		5,123	3,293
Convertible debt			
Unsecured			
BAA plc convertible bonds:			
2.94% £424 million due 2008	6.29%	**424**	409
2.625% £425 million due 2009	5.43%	**409**	398
		833	807
Total non-current		**5,956**	4,100

The secured borrowings are secured on certain properties and are subject to fair value interest rate risk.

Current and non-current bank loans include both fixed and floating interest rate loans. The fixed rate loans have a weighted average effective interest rate of 7.79% (2005: 7.32%). The interest rates on the floating rate loans are based on either Libor, Euro Libor or Australian dollar Libor plus a margin, which varies from zero to 25 basis points. The weighted average effective interest rate on floating rate loans was 4.67% (2005: 4.92%). The fixed rate loans are subject to fair value interest rate risk and the floating rate loans are subject to cash flow interest rate risk.

BAA plc bonds and convertible debt are subject to fair value interest rate risk.

On 15 February 2006 the Group issued €1 billion 3.875% bonds due 2012, €750 million 4.5% bonds due 2018 and £750 million 5.125% bonds due 2023 under its £4.5 billion European Medium Term Note programme, bringing the total bonds issued under the programme to £3,759 million (2005: £1,813 million).

The Group's £424 million 2.94% convertible bonds convert at the option of the holder into fully-paid £1 ordinary shares of the Company at a price of 800 pence per share at any time up to 28 March 2008. The Group's £425 million 2.625% convertible bonds convert at the option of the holder into fully-paid £1 ordinary shares of the Company at a price of 576 pence per share at any time up to 5 August 2009. The Group has the right to redeem the bonds under the following circumstances, which currently have not been met, and, unless previously redeemed or converted, the Group will redeem the bonds at par on 4 April 2008 and 19 August 2009 respectively:

a) For the £424 million 2.94% convertible bonds, redeemable after 18 April 2006, when the mid-market share price is above 130% of the conversion price for 20 out of 25 dealing days, or, 85% or more of the debt has already been redeemed.

b) For the £425 million 2.625% convertible bonds, redeemable after 2 September 2007, when the mid-market share price is above 130% of the conversion price for 20 out of 30 dealing days, or, 85% or more of the debt has already been redeemed.

Fair value of borrowings

	2006		2005	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Non-current				
Long-term debt	5,123	5,450	3,293	3,667
Long-term convertible debt	833	1,067	807	795
	5,956	6,517	4,100	4,462

The carrying amount of short-term borrowings approximates book value.

Borrowing facilities

The Group has the following undrawn committed borrowing facilities available at 31 March in respect of which all conditions precedent had been met at that date:

	2006 £m	2005 £m
Floating rate facilities		
Expiring within one year	50	-
Expiring between one and two years	950[1]	150
Expiring in more than two years	-	929
	1,000	1,079

[1] The committed revolving syndicated facility of £1 billion (of which £50 million was drawn as at 31 March 2006) expires in December 2007.

In addition, there are overdraft facilities of £25 million (2005: £25 million) available to the Group.

13. Retirement benefit obligations

Pension and other post-retirement liabilities comprise a deficit on the BAA defined benefit pension fund of £130 million (2005: £182 million) and provision for unfunded pension obligations and post retirement medical benefits of £24 million (2005: £22 million).

The financial assumptions used to calculate scheme assets and liabilities under IAS 19 are:

	2006 %	2005 %
Rate of increase in pensionable salaries	4.4	4.3
Increase to deferred benefits during deferment	2.9	2.8
Increase to pensions in payment:		
Open section	2.8	2.7
Closed section	2.9	2.8
Discount rate	5.0	5.4
Inflation assumption	2.9	2.8
Expected return on plan assets		
Equities	7.2	7.7
Bonds	4.5	4.9
Other	4.6	4.7

The assumptions relating to longevity underlying the pension liabilities at the balance sheet date are based on standard actuarial mortality tables, and include an allowance for future improvements in longevity. The assumptions are equivalent to a life expectancy for a 60-year old pensioner of 22.7 years and 24.8 years for a 60-year old non-pensioner. The assumptions are the same as those used at 31 March 2005.

14. Provisions

	Disposal of operations [1]	Re-organisation [2]	Obligations under land purchase [3]	Other [4]	Total
	£m	£m	£m	£m	£m
Balance 1 April 2005	9	6	122	-	**137**
Utilised	(1)	(5)	(23)	-	**(29)**
Capital items	-	-	-	3	**3**
Charged to income statement	-	44	-	-	**44**
Acquisition of subsidiary	-	-	-	8	**8**
Unwinding of discount charged and capitalised	-	-	7	-	**7**
Balance 31 March 2006	8	45	106	11	**170**

[1] Provision carried forward relates to outstanding liabilities in respect of businesses disposed in prior years, including guarantees expiring between 2006 and 2011, which remain in place following the sale of World Duty Free Americas, Inc.

[2] The Group is in the process of implementing a reorganisation programme, *Delivering Excellence*. Budapest Airport is also implementing a reorganisation programme. Additional details of these are provided in Note 5 on page 9.

[3] Provision relates to the acquisition of land for the construction of Terminal 5. The operational assets employed by the vendor of this land have been relocated, and provision has been made for the present value of the estimated payments to be made over the next 31 years to the vendor in compensation for this.

The provision of £106 million (2005: £122 million), net of discount, is expected to be utilised according to the following profile:

	2006	2005
	£m	£m
Within one year	**19**	25
One to two years	**3**	17
Two to five years	**12**	11
Five to ten years	**28**	27
Over ten years	**44**	42
	106	122

[4] This includes £8 million of provisions acquired or set up on the acquisition of Budapest Airport Zrt in relation to legal and other claims. In addition, a provision of £3 million has been raised for the additional 10% payment due under a compensation scheme (once planning permission has been obtained) for the second runway and related infrastructure at Stansted.

15. Reserves

	Share capital £m	Share premium £m	Own shares £m	Revaluation reserve £m	Other reserves £m	Total £m	Minority interest £m	Total equity £m
	Attributable to equity holders of the Company							
Balance at 1 April 2005	1,076	228	(29)	389	3,959	**5,623**	9	**5,632**
Issued during the year	4	-	-	-	-	**4**	-	**4**
Premium on shares issued	-	17	-	-	-	**17**	-	**17**
Disposed on exercised options	-	-	25	-	-	**25**	-	**25**
Realisation of reserves	-	-	-	(1)	-	**(1)**	-	**(1)**
Other reserves	-	-	-	-	314	**314**	1	**315**
Balance at 31 March 2006	1,080	245	(4)	388	4,273	5,982	10	5,992

Movement in other reserves can be further analysed as follows:

	Equity option reserve £m	Cash flow hedge reserve £m	Available for sale investments £m	Currency translation reserve £m	Capital redemption reserve £m	Retained earnings £m	Total other reserves £m
Balance at 1 April 2005	65	3	(1)	1	27	3,864	**3,959**
Dividends paid	-	-	-	-	-	(232)	**(232)**
Net profit for the year	-	-	-	-	-	531	**531**
Share-based payments	-	-	-	-	-	26	**26**
Actuarial gain on pensions	-	-	-	-	-	72	**72**
Tax on actuarial gain on pensions	-	-	-	-	-	(21)	**(21)**
Tax on items taken to equity	-	-	-	-	-	2	**2**
Realisation of reserves	-	-	-	-	-	1	**1**
Cash flow hedges:							
Fair value (losses)/ gains	-	(2)	2	-	-	-	**-**
Transferred to income statement	-	(33)	-	-	-	-	**(33)**
Deferred tax on fair value losses	-	7	-	-	-	-	**7**
Current tax on fair value (losses)/gains	-	3	(1)	-	-	-	**2**
Currency translation	-	-	-	(41)	-	-	**(41)**
Balance at 31 March 2006	65	(22)	-	(40)	27	4,243	**4,273**

16. Acquisition of subsidiary

On 22 December 2005, the Group acquired a controlling interest in Budapest Airport Zrt (and its subsidiaries) together with a 75-year asset management contract and other assets for a total cost of acquisition of £1,352 million (including an initial cash contribution of £1,255 million). Budapest Airport Zrt is involved in the management, operation and development of Budapest Airport. The transaction has been accounted for by the purchase method of accounting.

On the date of acquisition, the share capital of Budapest Airport Zrt and the rights of the respective classes of shares were:

- 802,000 ordinary shares entitled to 4% of distributed profit and carrying full voting rights; and
- 802,000 preference shares entitled to 96% of distributed profit and carrying no voting rights.

The Group acquired 75%, minus 1 share, of the issued ordinary share capital, being the maximum permissible privatisation of a nationalised business under the Hungarian Privatisation Act as currently enacted, and 100% of the preference shares. As a consequence, the Group has the right to 99% of distributed profit.

A put option exists over the remaining ordinary share capital (25% plus 1 share) held by the Hungarian State. Exercise of the put option will only be possible following an appropriate modification to the Hungarian Privatisation Act and before December 2011. Given that the minority shareholding only entitles the shareholder to 1% of distributed profit, it is considered highly likely that the option will be exercised and, consequently, the value attributed to the put option has been accounted for as deferred consideration.

	Book value under IFRS £m	Provisional fair value adjustments £m	Provisional fair value £m
Net assets acquired			
Property, plant and equipment	35	306	**341**
Investment property	-	71	**71**
Intangible lease assets[1]	42	868	**910**
Deferred taxation	2	(33)	**(31)**
Other non-current assets	16	(14)	**2**
Inventories	2	-	**2**
Trade and other receivables	42	-	**42**
Cash and cash equivalents	12	-	**12**
Available-for-sale investments	3	-	**3**
Trade and other payables	(27)	-	**(27)**
Bank loans	(35)	-	**(35)**
Provisions	(8)	-	**(8)**
	84	1,198	**1,282**
Goodwill			**70**
Total consideration			**1,352**
Satisfied by			
Cash consideration			**1,255**
Dividend paid to the Hungarian State			**27**
Deferred consideration [2]			**59**
Directly attributable acquisition costs [3]			**11**
			1,352
Net cash outflow arising on acquisition			
Cash (including acquisition costs)			**(1,293)**
Cash and cash equivalents acquired			**12**
			(1,281)

[1] The principal provisional fair value adjustment to intangible assets is to recognise the amendment to the existing airport asset management contract giving the right to operate the airport and the entitlement to use and develop associated assets for a period of 75 years from the date of acquisition.

[2] On the date of acquisition the exercise price of the put option, payable in Hungarian Forints, was £54 million (HUF 20 billion). This increases by 11.5% per annum, compounded semi-annually, over the term of the option which expires on 31 December 2011. The

Group estimates that the option will be exercised by 31 December 2007 at a discounted present value of £58 million, at the balance sheet date (discounted present value of £59 million at the date of acquisition).

[3] Directly attributable acquisition costs include professional fees paid to accountants, legal advisors, valuers and other consultants incurred in developing acquisition contracts and performing due diligence activities.

The goodwill on acquisition of £70 million includes £26 million premium paid for certain airport activities above the specific value of the identifiable assets and liabilities, and £33 million as a consequence of accounting for deferred taxation (arising on the difference between the book value of assets acquired and their provisional fair value at acquisition).

The initial accounting for the acquisition is currently being finalised. Provisional fair values have been attributed to the assets and liabilities at the acquisition date.

Budapest Airport contributed £43 million to revenue and £4 million loss (after £4 million of exceptional reorganisation costs) to the Group's profit before tax for the period between the date of acquisition and the balance sheet date.

If the acquisition had been completed on the first day of the financial year 2005/06, the revenues for the period would have been £124 million and the Group profit attributable to equity holders of the parent would have been £31 million based on management accounts adjusted for material differences to Hungarian GAAP. The profit of £31 million excludes £12 million amortisation of the asset management contract.

17. Contingent liabilities

WDFA bondholders' claim

Holders of US$109 million of bonds of World Duty Free Americas, Inc. (now known as DFA Inc.), sold in October 2001, issued proceedings against BAA plc, World Duty Free plc and the purchaser of DFA Inc. in May 2002 claiming the defendants had fraudulently conveyed the assets of DFA Inc. The plaintiffs' remaining claim is for US$39 million and punitive damages of the same amount. A trial in December 2003 found BAA plc and World Duty Free plc not liable to the bond holders on all counts. The WDFA bondholders' appeal on two points of law was heard in November 2004 and was reheard in October 2005. The Court hearing the appeal found for the plaintiffs on both points of law and ordered the case to be sent back to the Court of First Instance, which may involve a rehearing. BAA plc is seeking leave to appeal to the Court of Appeal which is the supreme court for the State of Maryland. The Board remains confident of a successful outcome.

FUF legal claim

FUF Kft, a project company jointly owned by the Hungarian State (represented previously by LRI, the governmental authority that operated the airport before Budapest Airport Zrt and later by Budapest Airport Zrt), and ADC, a Canadian construction company, was set up to undertake various project agreements in relation to Budapest Airport. These included the design, financing, construction and operation of Terminal 2B and the refurbishment of Terminal 2A. Following a change in law effective from 1 January 2002, FUF Kft was no longer able to operate under the project agreement with the operation of the airport passing to Budapest Airport Zrt.

As a result of this change in law, ADC has brought arbitration proceedings, which are continuing, against the Republic of Hungary on the basis of a bilateral investment protection treaty. In the Sale and Purchase Agreement the Group obtained a full indemnity from APV, the government entity responsible for privatisation, in respect of all claims in connection with the termination of FUF Kft's operational rights.

18. White Paper

The Government's White Paper on aviation, published on 16 December 2003, sets out the Government's policy for runway development in the UK. The Government chose a second runway at Stansted as its preferred location for the first new runway in the South East of England. As the development of Stansted will be the subject of a planning inquiry, the Group is pressing ahead with the necessary preparation of a planning application and environmental impact assessment. The anticipated costs of preparing for and undertaking the planning application are approximately £72 million to 31 March 2008. These costs are being capitalised as part of the runway and infrastructure development costs. Total costs incurred to 31 March 2006 are £33 million (2005: £13 million).

As part of its commitment to the Stansted development, the Group has announced three voluntary schemes (the Home Value Guarantee Scheme (HVGS), the Home Owners Support Scheme and the Special Cases Scheme) for those people living near the airport whose homes will be affected by the airport expansion. The current estimate of the net cost of the compensation schemes is up to £100 million (with approximately £45 million being incurred in this regulatory period). These costs are being capitalised as part of the runway development costs. Total value to 31 March 2006 is £35 million (2005: £16 million), including a £3 million provision for the additional 10% payment due under the HVGS blight scheme once planning permission has been obtained for the second runway at Stansted.

The White Paper also commits the Group (and other airport operators) to offering noise mitigation measures for existing airports and voluntary blight schemes for future airport activity at the larger UK airports (those with more than 50,000 air traffic movements a year). The Group carried out a detailed examination of these White Paper provisions and consulted extensively with local communities at its airports on the implementation of potential schemes. Based on the Group's

evaluation, payments under the noise schemes are estimated at £7 million per annum for the next five years, and up to £350 million over the next 30 years for blight schemes.

19. Reconciliation of UK airports' net retail income and net retail income per passenger

	2006 £m	2005 £m
UK airports retail revenue	**477**	448
World Duty Free revenue	**385**	373
Less cost of sales	**(246)**	(233)
Net retail income	**616**	588
UK fixed wing passengers (m)	**144.2m**	141.3m
Net retail income per passenger	**£4.28**	£4.16

20. Post balance sheet events

On the 7 April 2006 Airport Development and Investment Limited, a company held by a consortium formed at the direction of Ferrovial Infraestructuras, S.A., Caisse De Depot Et Placement Du Quebec, and GIC Special Investments Pte Ltd., otherwise referred to as the Ferrovial Consortium, made an unsolicited formal offer for BAA of 810 pence per share, which was rejected by the Board.

On 16 April 2006 BAA confirmed that it had received a preliminary, highly conditional and confidential approach on 30 March 2006 from a consortium, including Goldman Sachs Infrastructure Group, to make a cash offer at a price of 870p per share and that this approach was rejected by the Board.

On 20 April 2006 the Ferrovial Consortium posted its offer document to BAA shareholders. BAA issued a letter to shareholders in response, advising shareholders to reject the Ferrovial Consortium's offer. This advice was followed by a formal defence document on 3 May 2006.

Exceptional costs will be incurred as a result of bid related activities.

Financial calendar

2005/06 full year results announcement	16 May 2006
Record date for 2006 final dividend	9 June 2006
Annual General Meeting	14 July 2006
2005/06 final dividend payment date	11 August 2006
2006/07 interim results announcement	1 November 2006

For further information

Further information about BAA, its results or businesses, is available at www.baa.com.

Registered office

BAA plc
130 Wilton Road
London SW1V 1LQ

APPENDIX A

Accounting policies

The IFRS accounting policies issued in the 16 June 2005 announcement have since been expanded to reflect BAA's policies in respect of the following:

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination, such as professional fees paid to accountants, legal advisers, valuers and other consultants to effect the combination. General administrative costs and other costs that cannot be directly attributed to the particular combination being accounted for are not included in the cost of the combination and are recognised as an expense when incurred.

The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 'Business Combinations' are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the costs of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement.

The interest of minority shareholders in the acquiree is initially measured as the minority's proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

Exceptional items

The Group presents a total net figure, on the face of the income statement, for exceptional items. Exceptional items are material items of income and expense that, because of the unusual nature and expected infrequency of the events giving rise to them, merit separate presentation to allow an understanding of the Group's financial performance.

Such events may include gains or losses on the disposal of businesses or assets, major reorganisation of businesses, closure or mothballing of terminals and those costs incurred in bringing new airport terminal complexes and airfields to operational readiness that are not able to be capitalised as part of the project.

Intangible assets

Internally generated intangible assets

Development expenditure incurred in respect of individual projects is capitalised when the future economic benefit of the project is probable and is recognised only if all of the following conditions are met:

- An intangible asset is created that can be separately identified;
- It is probable that the intangible asset created will generate future economic benefits; and
- The development cost of the intangible asset can be measured reliably.

This type of expenditure primarily relates to internally developed software and website projects and these are amortised on a straight-line basis over their useful lives of three to seven years.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Asset management contracts

Intangible assets in respect of airport asset management contracts represent the right to operate the airport and certain assets for the period of the contracts and are amortised on a straight-line basis over the remaining lives of the contracts, subject to impairment.

Other intangible assets

Intangible assets acquired separately or as a result of a business acquisition are capitalised at cost and fair value respectively. Where amortisation is charged on these assets, the expense is taken to the income statement through operating costs.

Investment properties

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at fair value at the balance sheet date, as determined at the interim and full year reporting dates by the directors and by external valuers at least once every five years. Gains or losses arising from changes in the fair value of investment property are recognised in the income statement in the period in which they arise.

Gains or losses on disposal of an investment property are recognised in the income statement on the unconditional completion of the sale.

Property, plant and equipment
Terminal complexes, airfield assets, plant and equipment, rail assets, and Group occupied properties are stated at cost less accumulated depreciation and impairment losses. At the date of transition to IFRS, the Group elected to measure the majority of operational land at fair value and to use these fair values as deemed cost at that date. This excludes land acquired in 2002 for the construction of Terminal 5, as its carrying value is considered to be at an appropriate value given the recent acquisition of the land.

Assets in the course of construction are stated at cost less provision for impairment. Assets in the course of construction are transferred to completed assets when substantially all the activities necessary to get the asset ready for use are complete. Where appropriate, cost includes borrowing costs capitalised, own labour costs of construction-related project management, and directly attributable overheads. Projects that are in the early stages of planning are capitalised where the directors are satisfied that it is probable the necessary consents will be received and the projects will be developed to achieve a successful delivery of an asset such that future commercial returns will flow to the Group. The Group reviews these projects on a regular basis, and at least every six months, to determine whether events or circumstances have arisen that may indicate that the carrying amount of the asset may not be recoverable, at which point the asset would be assessed for impairment.

Impairment of assets
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. Where the asset does not generate cash flows that are independent of other assets, the recoverable amount of the cash-generating unit to which the asset belongs is estimated. Recoverable amount is the higher of an asset's fair value less costs of disposal and its value in use. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount less any residual value, on a systematic basis over its remaining useful life.

Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.

Share-based payments
In accordance with the transition provisions, IFRS 2 has been applied to all grants after 7 November 2002 that were unvested as of 1 January 2005. The equity-settled share-based payments under these schemes, are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

For the Executive Share Option Scheme (ESOS) and the Sharesave Scheme, the fair value of awards is measured using the Black-Scholes option pricing model. The fair value of awards made under the Performance Share Plan (PSP) is based on the market value of shares at the date of grant adjusted to reflect a Total Shareholder Return market-based performance condition. The fair value of awards made under the Deferred Annual Bonus Plan (DAB) is based on the market value of the shares at the date of grant.

No expense is recognised (any previously recognised expense is reversed) for awards that do not ultimately vest except where vesting is conditional upon a measure linked to BAA plc's share price ('a market condition') or other market conditions. The likelihood of achieving the market condition is taken into account in the fair value and, therefore, the award is treated as vesting irrespective of whether or not the market condition is satisfied, provided that any other performance condition is met.

Where an award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately in the income statement.

The cost of share-based compensation schemes is recognised as an expense within staff costs in the income statement.

Movements in deferred income taxation relating to awards under employee share schemes that were granted before 7 November 2002 and remain unexercised at the balance sheet date are recognised directly in equity.